1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

March 1, 2016	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588), on behalf of BPV Core Diversification Fund (the “Core Diversification Fund”), BPV Wealth Preservation Fund (the “Wealth Preservation Fund”), and BPV Low Volatility Fund (the “Low Volatility Fund”) (collectively, the “Funds”), each a series of the Trust

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Ms. Samantha Brutlag of the Division of Investment Management, in response to comments received from Ms. Brutlag on January 8, 2016 in connection with the review of Post-Effective Amendment No. 31 to the Trust’s Registration Statement on Form N-1A, filed electronically on December 4, 2015 (the “Registration Statement”). Set forth below are Ms. Brutlag’s comments and the Trust’s responses thereto.

Comment 1:	Please confirm that the Expense Limitation Agreement between each Fund and its investment adviser cannot be terminated prior to at least 12 months after the date the Prospectus becomes effective without approval of the Board of Trustees.

Trust Response: The Trust confirms that the Expense Limitation Agreement between each Fund and its investment adviser cannot be terminated prior to April 30, 2017 without the approval of the Board of Trustees. Accordingly, the Trust has replaced the last sentence of the second footnote of each Fund’s Fee Table with the following sentence:

“The current contractual agreement cannot be terminated prior to April 30, 2017, without the Board of Trustees’ approval.”

Additionally, the Trust has replaced the second to last sentence of the second paragraph of the “Example” subsection under the Core Diversification Fund’s Fee Table with the following:

“The expense example also assumes that your investment has a 5% return each year and the Core Diversification Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 30, 2017.”

The Trust has also replaced the second to last sentence of the second paragraph of the “Example” subsection under the Wealth Preservation Fund’s Fee Table with the following:

“The expense example also assumes that your investment has a 5% return each year and the Wealth Preservation Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 30, 2017.”

The Trust has also replaced the second to last sentence of the second paragraph of the “Example” subsection under the Low Volatility Fund’s Fee Table with the following:

“The expense example also assumes that your investment has a 5% return each year and the Low Volatility Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 30, 2017.”

Comment 2:	Please address the credit and liquidity risks associated with fixed income securities under the “Fixed Income Securities Risk” section under the “Principal Risks of Investing in the Core Diversification Fund” heading.

Trust Response: The Trust has replaced the “Fixed Income Securities Risk” section under “Principal Risks of Investing in the Core Diversification Fund” with the following:

“Fixed Income Securities Risk. The Core Diversification Fund’s fixed income investments are subject to credit risk, which is the risk that a specific issuer of a fixed income security may default on its obligations to securityholders. If an issuer fails to make timely interest and/or principal payments, then the Core Diversification Fund’s current income will be adversely affected and reduced. A fixed income security may also be difficult to sell at an advantageous time or price due to limited market demand, which may result, for example, from a downgrade, a decline in price, or adverse conditions within the fixed income market.”

Comment 3:	Please clarify the meaning of “ETP”, “ETN”, “ETF” and “MLP” in the “Principal Risks of Investing in the Core Diversification Fund” section and use the non-abbreviated names of these types of securities as appropriate throughout the Prospectus.

Trust Response: The Trust has modified applicable risk factors associated with the “Principal Risks of Investing in the Core Diversification Fund” to read as follows (modified and added language underlined):

“Exchange-Traded Product (“ETP”) Tracking Risks. ETPs and other securities in which the Core Diversification Fund invests may not be able to replicate the performance of the indices or sectors they track because the total return generated by the securities will be reduced by transaction costs incurred by the ETP (e.g., brokerage fees incurred in rebalancing an exchange-traded fund (“ETF”)).

Risks Related to Investing in ETFs and Other Funds. Investments in ETFs and other registered investment companies subject the Core Diversification Fund to paying its proportionate share of those funds’ fees and expenses. In addition, under the Investment Company Act of 1940, as amended (the “1940 Act”), the Core Diversification Fund is subject to restrictions that may limit the amount of any particular ETF or other registered investment company that the Fund may own.

Exchange-Traded Note (“ETN”) Risk. ETNs in which the Core Diversification Fund may invest are subject to credit risk, including the credit risk of the issuer, in addition to the risks of volatility and lack of liquidity in underlying assets and changes in applicable interest rates.

Master Limited Partnership (“MLP”) Risk. MLPs are partnerships that may engage in, among other things, the extraction and transportation of certain energy commodities such as natural gas, crude oil or coal. A decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, or a sustained decline in demand for, or oversupply of, such commodities, may adversely impact the financial performance of a MLP in which the Core Diversification Fund is invested.”

Comment 4:	If the Core Diversification Fund is investing in emerging markets, please explain how the Core Diversification Fund defines “emerging markets”, as the term is used in the “Foreign and Emerging Market Risk” section under the “Principal Risks of Investing in the Core Diversification Fund” heading.

Trust Response: The Trust may invest in securities issued by companies in emerging markets. The Trust has defined the term “emerging markets” in the “Foreign and Emerging Market Risk” section under the “Principal Risks of Investing in the Core Diversification” section to read as follows (added language underlined):

“Foreign and Emerging Market Risk. The Core Diversification Fund may invest in foreign companies, either directly or through ETPs, that will cause the Core Diversification Fund to be exposed to risks associated with investments in foreign markets, which may include reduced liquidity, greater volatility, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. In addition, emerging markets, which are markets that have low to middle per capita income compared to those of other more developed markets, may be subject to greater social, economic, regulatory, and political uncertainties and may be more volatile than established foreign markets.”

Comment 5:	If investing in small and mid-cap companies is part of the Core Diversification Fund’s principal investment strategy, then please include a discussion of this investment strategy in the “Principal Investment Strategy of the Core Diversification Fund” section.

Trust Response: The Core Diversification Fund’s investment strategy may include investing in small and mid-cap companies. Therefore, the Trust has revised the row labeled “Equities” in the table under the “Principal Investment Strategy of the Core Diversification Fund” heading to read as follows (added language underlined):

“The Core Diversification Fund may invest in equity securities that provide exposure to domestic and international markets, including mature and emerging markets, diverse market capitalizations, and multiple sectors. These securities may include exchange-traded funds (“ETFs”), other exchange-traded products (“ETPs”), mutual funds or common stocks or other equity securities issued by individual U.S. or foreign companies (including small and mid-cap companies).”

Comment 6:	Please fill in the blank spaces under the “Performance” heading that refers to the Core Diversification Fund’s performance.

Trust Response: The Trust has filled in the blank spaces under the “Performance” heading that refers to the Core Diversification Fund’s performance as shown below:

Returns During This Time Period

Highest	3.28% (quarter ended March 31, 2015)
Lowest	-5.34% (quarter ended September 30, 2015)
Year to Date	-5.21% (through December 31, 2015)

Average Annual Total Returns – (For the Period Ended December 31, 2015)	Past 1 Year	Since Inception
BPV Core Diversification Fund – Institutional Shares[1]
Before taxes	-5.21%	1.64%
After taxes on distributions	-6.76%	0.73%
After taxes on distributions and sale of shares	-1.75%	1.12%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	17.15%
BofA Merrill Lynch Treasury 10+ Year TR Index (reflects no deduction for fees, expenses or taxes)	-0.97%	2.98%
Bloomberg Commodity Index (reflects no deduction for fees, expenses or taxes)[3]	-24.66%	-12.75%
BPV Core Diversification Fund – Advisor Shares[2] Before taxes	-5.65%	0.31%

[1]	The Core Diversification Fund Institutional Shares commenced operations on October 5, 2011.
[2]	The Core Diversification Fund Advisor Shares Class commenced operations on January 2, 2013.
[3]	Prior to July 1, 2014, this index was named the Dow Jones-UBS Commodity Index.

Comment 7:	Please clarify in the first sentence of the “Equity Securities” subsection in the “Principal Investment Strategy of the Wealth Preservation Fund” section whether the Wealth Preservation Fund focuses on exchange-traded products (“ETPs”) or exchange-traded funds (“ETFs”). If the Wealth Preservation Fund focuses on ETPs, please disclose that ETPs could include ETFs and exchange-traded notes (“ETNs”).

Trust Response: The Trust has disclosed that the Wealth Preservation Fund focuses its investments on ETPs, which may include ETFs and ETNs, in the first sentence following the “Equity Securities” subsection title under the “Long Positions” heading in the “Principal Investment Strategy of the Wealth Preservation Fund” section as shown below (added language underlined):

“Equity Securities. In establishing equity positions, the Wealth Preservation Fund generally invests in sector-focused exchange-traded products (“ETPs”), which may include exchange-traded funds (“ETFs”) or exchange-traded notes (“ETNs”), or mutual funds that track sectors.”

Comment 8:	Please address the credit and liquidity risks associated with fixed income securities under the “Fixed Income Securities Risk” section under the “Principal Risks of Investing in the Wealth Preservation Fund” heading.

Trust Response: The Trust has replaced the “Fixed Income Securities Risk” section under “Principal Risks of Investing in the Wealth Preservation Fund” with the following:

“Fixed Income Securities Risk. The Wealth Preservation Fund’s fixed income investments are subject to credit risk, which is the risk that a specific issuer of a fixed income security may default on its obligations to securityholders. If an issuer fails to make timely interest and/or principal payments, then the Wealth Preservation Fund’s current income will be adversely affected and reduced. A fixed income security may also be difficult to sell at an advantageous time or price due to limited market demand, which may result, for example, from a downgrade, a decline in price, or adverse conditions within the fixed income market.”

Comment 9:	Please fill in the blank spaces under the “Performance” heading that refers to the Wealth Preservation Fund’s performance.

Trust Response: The Trust has filled in the blank spaces under the “Performance” heading that refers to the Wealth Preservation Fund’s performance as shown below:
Returns During This Time Period

Highest	1.84% (quarter ended December 31, 2015)
Lowest	-2.44% (quarter ended September 30, 2015)
Year to Date	-0.18% (through December 31, 2015)

Average Annual Total Returns – (For the Period Ended December 31, 2015)	Past 1 Year	Since Inception
BPV Wealth Preservation Fund – Institutional Shares[1]
Before taxes	-0.18%	2.29%
After taxes on distributions	-1.59%	1.60%
After taxes on distributions and sale of shares	0.09%	1.49%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	17.15%
BofA Merrill Lynch Treasury 1-3 Year TR (reflects no deduction for fees, expenses or taxes)	0.54%	0.51%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	2.31%
BPV Wealth Preservation Fund – Advisor Shares[2] Before taxes	-0.47%	1.63%

[1]	The BPV Wealth Preservation Fund Institutional Shares commenced operations on October 5, 2011.
[2]	The BPV Wealth Preservation Fund Advisor Shares commenced operations on January 2, 2013.

Comment 10:	Please confirm that the principal investment strategy of the Low Volatility Fund is investing in equity securities, not cash.

Trust Response: The Trust confirms that the principal investment strategy of the Low Volatility Fund is investing in ETPs, which include equity securities that track various market indices. The Low Volatility Fund may hold cash in order to cover option positions (part of the Fund’s principal investment strategy), to assist in the management of its overall market exposure, and to take temporary defensive positions. After the Trust further reviewed the section entitled “Principal Investment Strategy of the Fund”, which discussed the Low Volatility Fund’s intention to invest in equity securities, the Trust renamed the section “Principal Investment Strategy of the Low Volatility Fund” for clarity purposes.

Comment 11:	Please discuss the maturity and quality of fixed income securities in which the Low Volatility Fund may invest under the “Long Positions” heading above the “Option Positions” section on page 13.

Trust Response: The Trust has revised the disclosure under the “Long Positions” heading to describe the maturity and quality of fixed income securities in which the Low Volatility Fund may invest. The Trust has added the following disclosure as a second paragraph under the “Long Positions” heading:

“In establishing fixed income positions, the Low Volatility Fund generally invests in ETPs that track or otherwise replicate the returns of broad based investment grade U.S. and international corporate or sovereign debt indices. The Low Volatility Fund may also invest in other ETPs or mutual funds that are diversified, or investment grade corporate debt securities of any maturity issued by individual U.S. or foreign companies or sovereign debt securities issued by the U.S. government or foreign countries.”

Comment 12:	Please address the credit and liquidity risks associated with fixed income securities under the “Fixed Income Securities Risk” section under the “Principal Risks of Investing in the Fund” heading on page 13.

Trust Response: The Trust has replaced the “Fixed Income Securities Risk” section under the “Principal Risks of Investing in the Fund” heading with the following:

“Fixed Income Securities Risk. The Low Volatility Fund’s fixed income investments are subject to credit risk, which is the risk that a specific issuer of a fixed income security may default on its obligations to securityholders. If an issuer fails to make timely interest and/or principal payments, then the Low Volatility Fund’s current income will be adversely affected and reduced. A fixed income security may also be difficult to sell at an advantageous time or price due to limited market demand, which may result, for example, from a downgrade, a decline in price, or adverse conditions within the fixed income market.”

For clarity purposes, the Trust has also renamed the section in which the Fixed Income Securities Risk disclosure is included to “Principal Risks of Investing in the Low Volatility Fund,” rather than “Principal Risks of Investing in the Fund”.

Comment 13:	If investing in small and mid-cap companies is part of the Low Volatility Fund’s principal investment strategy, then please include a discussion of this investment strategy in the section that discusses the Low Volatility Fund’s principal investment strategy.

Trust Response: The Low Volatility Fund’s principal investment strategy may include investing in small and mid-cap companies. Therefore, the Trust has revised the first sentence of the first paragraph of the section that discusses the Low Volatility Fund’s principal investment strategy, which has been renamed the “Principal Investment Strategy of the Low Volatility Fund”, as explained in Comment 10, to read as follows (added language underlined):

“The Low Volatility Fund focuses on investing in a portfolio that is generally comprised of equity securities, which may include companies of any capitalization, that generate dividend or interest income (the “Long Positions”), while at the same time hedging a substantial portion of the Low Volatility Fund’s Long Positions using options.”

Comment 14:	Please include that the Low Volatility Fund’s “Long Positions” may include ETFs, in addition to ETPs.

Trust Response: The Trust has revised the disclosure in the Prospectus regarding the principal investment strategy of the Low Volatility Fund under the “Long Positions” subheading to state the following (added language underlined):

“The Low Volatility Fund expects to invest primarily in ETPs, including ETFs, that track or otherwise replicate the returns of broad-based U.S. and international equity securities indices, although the Low Volatility Fund’s Long Positions may also include ETPs that focus on bonds and other fixed income securities.”

Comment 15:	Please fill in the blank spaces under the “Performance” heading that refers to the Low Volatility Fund’s performance.

Trust Response: The Trust has filled in the blank spaces under the “Performance” heading that refer to the Low Volatility Fund’s performance as shown below:

Returns During This Time Period

Highest	2.08% (quarter ended December 31, 2015)
Lowest	-2.40% (quarter ended September 30, 2015)
Year to Date	0.40%% (through December 31, 2015)

Average Annual Total Returns – (For the Period Ended December 31, 2015)	Past 1 Year	Since Inception
BPV Low Volatility Fund
Before taxes	0.40%	2.29%
After taxes on distributions	-1.03%	1.45%
After taxes on distributions and sale of shares	0.44%	1.47%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	11.08%
BofA Merrill Lynch Treasury 1-3 Year TR (reflects no deduction for fees, expenses or taxes)	0.62%	0.67%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.55%	2.39%

[1]	The BPV Low Volatility Fund commenced operations on February 3, 2014.

Comment 16:	Please specify which risk factors apply to which Fund(s) under the “Principal Risks of Investing in a Fund” heading in the “RISKS AND ADDITIONAL INFORMATION ABOUT THE FUNDS SECTION” (e.g., to which Fund(s) does the REIT Risk factor apply?).

Trust Response: The Trust has reviewed the risk factors listed in the referenced section and has revised the section to specify to which Fund(s) each risk factor applies.

Comment 17:	Please define “Emerging Markets” as that term is used in the “Emerging Market Risk” disclosure under the “Principal Risks of Investing in a Fund” heading.

Trust Response: The Trust has revised the “Emerging Market Risk” disclosure under the “Principal Risks of Investing in a Fund” heading to include the definition of “emerging markets”, as shown below (added language underlined):

“Emerging Market Risk. The Trust considers emerging markets to be those markets that have low to middle per capita income compared to those of other more developed markets. Investments in emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be more volatile than investments in established foreign markets.

Comment 19:	Please replace “its” with “their” in the sentence above the heading “OTHER IMPORTANT INFORMATION”.

Trust Response: The Trust has revised the sentence above the heading “OTHER IMPORTANT INFORMATION” by replacing the word, “its”, with “their”.

*                          *                          *                          *                          *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner